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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                         Date of Report: August 14, 2006

                              Koor Industries Ltd.
                              --------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
                                   -----------
                 (Translation of Registrant's name into English)

                                     Israel
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                 (Jurisdiction of incorporation or organization)

                               14 Hamelacha Street
                           Rosh Ha'ayin 48091, Israel
                       ----------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F
          -----                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X
    -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    Contents

1. The English portions of a prospectus, dated August 13, 2006, made public in Israel in connection with an offering in Israel by Koor Industries Ltd. of NIS 600,000,000 aggregate principal amount of series H notes (the "Notes") (attached hereto as exhibit 1).

2. Rating report of Maalot, a Standard & Poor's affiliate, relating to the Notes (attached hereto as exhibit 2).

The Notes offered pursuant to the prospectus in Israel have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, Koor Industries Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     Koor Industries Ltd.
                                               ---------------------------------
                                                        (Registrant)



Date:    August 14, 2006                   By: /s/  Shlomo Heller
      --------------------------------         --------------------------------
                                               Name:  Shlomo Heller
                                               Title: General Counsel


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                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
-----------     -----------

 1 The English portions of a prospectus, dated August 13, 2006, made public in Israel in connection with an offering in Israel by Koor Industries Ltd. of NIS 600,000,000 aggregate principal amount of series H notes (the "Notes").

 2 Rating report of Maalot, a Standard & Poor's affiliate, relating to the Notes.